Filed by Friedman, Billings, Ramsey Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No: 001-15049

To our employees:

Since we created FBR in 1989, we have built two successful public companies through hard work, focus and discipline. We should all feel very proud of these achievements.

Over the last thirteen years we have built FBR Group from 20 people and $1 million of capital into a top-ten ranked investment bank with more than 460 people and $260 million in equity, that currently has one of the highest, if not the highest, return on equity in the industry. Over the last six years, we have built FBR Asset from an idea into a $6 billion business whose stock price has risen from the original private offering price of $20 a share to $33.60 in five years, in addition to paying cash dividends of $14.36 a share over that period.

Of utmost significance is the track record of the lead-managed offerings we have underwritten - not only for last year, but for the last five years. WE RANK #1. This exemplifies, on a factual and objective basis, the discipline and judgment that we have brought to every aspect of our business in its 13 year history. (See attached rankings).

The January 27 issue of Barron's (available on newsstands Saturday morning; copy attached) contains an article about our firm that is particularly disappointing in light of these achievements, and given its tone and factual inaccuracies. The article's author,

Sandra Ward, spoke with the company at 5 pm on Friday night, at which time she had evidently already formulated her thesis and written her story. As the information that we provided to her at that time did not appear in the article, we are providing it to all of our employees in this memo, and in a letter to the editor of Barron's.

The article calls into question the quality of some of the deals we have underwritten. The quality of our transactions is substantiated by their aftermarket performance over time. As noted, FOR 2002 FBR IS THE #1 PERFORMING LEAD MANAGING UNDERWRITER IN THE UNITED STATES (aftermarket performance, both weighted for transaction size and unweighted, from 1/1/02 to 12/31/02 of all lead-managed equity underwritings priced during that period for lead managers of more than ten transactions, all industries, all market caps, excluding closed end funds, according to CommScan Equidesk.) FOR THE FIVE YEAR PERIOD ENDED DECEMBER 31, 2002, FBR RANKED # 1 UNWEIGHTED AND #2 WEIGHTED (among lead managers of more than twenty-five transactions, according to CommScan Equidesk).

Ms Ward specifically names one company, AmeriCredit (ACF), whose stock has underperformed the market in recent weeks. We underwrote ACF's secondary in September, less than four months ago. This is a business that we remain confident will perform well in the long term.

Ms Ward also questions the efforts of FBR management on behalf of shareholders, based on return on equity and stock performance. In fact, for the nine months ended September

2002, FBR Group had one of the highest ROEs in the brokerage industry. While these levels of return may not be achieved every quarter, FBR Group has achieved these returns with virtually no leverage, compared with leverage levels of 20 to 30 times tangible equity for the peer group.

That management's interests are aligned with shareholders is a truism given the substantial level of insider ownership of FBR Group's shares. Moreover, neither Manny Friedman nor Eric Billings has ever sold any stock in the company.

Since FBR Group's IPO in December 1997 we have built the firm from a regional firm largely dependant on two industry verticals to a national capital markets player with 16 offices across the United States and in London, covering six broad industry sectors: financial services, real estate, energy, technology, healthcare and diversified industries. We have done this during a very turbulent time in the capital markets - the very period when most other mid-tier investment banks have ceased to exist and Wall Street itself has come under increasing pressure.

As a result of what we have built over the last five years, FBR Group has achieved top ten rankings as a lead manager of equity offerings by dollar volume raised - perhaps the only firm outside of Wall Street ever to have achieved this on a multi-industry basis. As an institutional firm, FBR's distribution has been to sophisticated professional investors.

Ms Ward hints that FBR may be in danger of encountering a slowdown in our underwriting business due to the current market environment. While no one has a crystal ball into the future, it is important to note that the last two years have been brutal in the capital markets, and yet during that period we have raised almost $3.9 billion in 43 transactions. It is also important to note that we have already filed two equity underwritings, both in excess of $100 million in value, for 2003.

Over the five years since we went public we have also increased FBR Group's asset management offerings, now including three 5-Star rated equity mutual funds and one 4-Star, and gross assets under management of about $8 billion dollars. We have also increased and diversified our balance sheet earnings. The company today has significant recurring asset management fee and investment revenue, much of which did not exist five years ago - annualizing at approximately $55 million for the first nine months ended September 30, 2002.

Since the inception of FBR Group's business, we have achieved strong revenue growth. Overall, from 1999 through September 2002 annualized, we have grown revenues in our operating businesses - Investment Banking, Institutional Brokerage and Asset Management - at a compound annual growth rate of more than 35%.

The same management and employees who have achieved these successes in FBR Group also created and manage FBR Asset. Since we created FBR Asset in 1997 with a book value of $18.60 per share, we have managed the company through one of the most turbulent interest rate and economic environments in history, including the bond crisis and market break of 1998, the inverted yield curve of 1999 and 2000, the destabilization of the equity and debt markets of the last several quarters, and unprecedented prepayment speeds in the mortgage market during this time. Clearly, the interest rate environment has not been a "sweet spot", as Ms Ward suggests. In the face of these challenges, we have grown the book value of the company to approximately $29 a share and declared cash dividends of $14.36 through the end of last year.

Ms Ward suggests that FBR Asset is highly leveraged. To the contrary, we believe that FBR Asset, with less than eight times leverage, is one of the least leveraged of any of the major companies whose business includes substantial investment in mortgage backed securities (MBS). The mortgage backed securities in which FBR Asset invests are exclusively investment grade, agency-backed securities, guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae, and additionally, all are adjustable rate mortgage securities. As a result, the portfolio has no credit risk and low interest rate risk, as evidenced by its performance in this turbulent environment. These securities are leverageable up to 30 times. Fannie and Freddie themselves pursue a similar strategy utilizing leverage of up to 40 times. Even regulated thrifts generally leverage assets of lower quality two to three times as much as FBR Asset.

Ms Ward also suggests that there is some weakness in FBR Asset's investment portfolio away from the MBS securities. Again, historical results suggest the contrary: over its life, FBR Asset has achieved better than 30% returns on its merchant banking investments in the aggregate, all of which are measured against the hurdle of potential returns in the MBS strategy (currently better than 20%).

Ms Ward makes two other factual assertions that are incorrect. Neither Manny Friedman nor Eric Billings has ever been paid additional fees for running hedge funds. PNC owned less than 5% of FBR Group, not 12.14% as Ms Ward stated.

We can all feel justifiably proud of what we have achieved in our two companies, and can feel justifiably optimistic as we look forward to the future. We are stronger now - both in terms of our financial infrastructure and in terms of the depth and breadth of our business - than we have ever been, at the very time when our competition is under the greatest pressure. Now is our time to grow and increase market share.

We want to thank all of our employees for the great contributions each of you have made to building the company, and urge each of you to focus now more than ever on continuing to build with enthusiasm and discipline. Bear in mind that all of the great things that we have achieved in the last several quarters do not even reflect the full impact of some of the great new hires who have recently joined us or the recent broadening of our business into new industries
- such as insurance and security - and into new geographical locations.

We believe that the proposed merger of our two companies will strengthen both, and provide significant benefits to both shareholder groups. We look forward to the proxy mailing and shareholder vote.

Lastly, Ms Ward's hypothesis as to why an investment in the merged FBR seemed appealing to Bill Miller - who is widely and appropriately regarded as one of the great value investors of our time - is one thing on which we would agree. We would agree that a stock trading close to book value with a 15% dividend yield and an expected growth rate of 12 to 15% would indeed be an attractive investment.

Manny, Eric and Bob
Sunday, January 26, 2003

<
<
1 YEAR AFTERMARKET PERFORMANCE
PRICING DATE 1/01/02 - 12/31/02
IPOS AND SECONDARIES ONLY
EXCLUDES CLOSED-END FUNDS
MORE THAN 10 TRANSACTIONS
WEIGHTED AVERAGE

--------------------------------------------------------------------------------------------
LEAD MANAGER                              TOTAL AMT RAISED   # OF DEALS     AFT MKT PERFORMANCE
--------------------------------------------------------------------------------------------

FRIEDMAN, BILLINGS, RAMSEY                       $1,863.7        20                    6.02
J.P Morgan Securities Inc                         3,338.3        16                    0.85
Deutsche Bank Securities                          3,492.9        16                   -1.24
Merrill Lynch & Co                                9,466.3        39                   -1.42
Morgan Stanley                                    9,410.1        36                   -5.90
Goldman, Sachs & Co                              16,314.1        32                   -6.17
UBS Warburg LLC                                   2,613.5        24                  -13.37
Bear, Stearns & Co                                2,648.7        21                  -16.70
Banc of America Securities                        3,623.3        18                  -19.12
Credit Suisse First Boston                       17,935.8        56                  -20.92
Lehman Brothers                                   4,725.4        23                  -21.28
Salomon Smith Barney Inc                         11,704.2        30                  -23.36
                                          ----------------   ------------   ----------------

                                                $87,136.2       331                 -10.22


1 YEAR AFTERMARKET PERFORMANCE
PRICING DATE 1/01/02 - 12/31/02
IPOS AND SECONDARIES ONLY
EXCLUDES CLOSED-END FUNDS
MORE THAN 10 TRANSACTIONS
NON-WEIGHTED AVERAGE

--------------------------------------------------------------------------------------------------------
LEAD MANAGER                              TOTAL AMT RAISED   # OF DEALS        AFTER MKT PERFORMANCE
--------------------------------------------------------------------------------------------------------
FRIEDMAN, BILLINGS, RAMSEY                        1,863.7        20                    8.06
Goldman, Sachs & Co                              16,314.1        32                   -0.36
J.P Morgan Securities Inc                         3,338.3        16                   -1.29
Merrill Lynch & Co                                9,466.3        39                   -3.91
Deutsche Bank Securities                          3,492.9        16                   -6.16
Bear, Stearns & Co                                2,648.7        21                   -7.11
Salomon Smith Barney Inc                         11,704.2        30                  -10.24
Morgan Stanley                                    9,410.1        36                  -10.51
Banc of America Securities                        3,623.3        18                  -15.81
Credit Suisse First Boston                       17,935.8        56                  -16.72
UBS Warburg LLC                                   2,613.5        24                  -17.75
Lehman Brothers                                   4,725.4        23                  -19.44
                                          ----------------   ------------   ----------------

                                                 $87,136.2        331                  -8.44


5 YEAR AFTERMARKET PERFORMANCE
1/01/1998 - 12/31/2002
IPOS AND SECONDARIES ONLY
WEIGHTED AFTER-MARKET PERFORMANCE
MORE THAN 25 TRANSACTIONS

---------------------------------------------------------------------------
     POS. MANAGER                           %CHANGE - OFFER TO CURRENT  NO.
---------------------------------------------------------------------------
       Legg Mason Wood Walker Inc                          11.10        27
       FRIEDMAN, BILLINGS, RAMSEY*                         -0.27        60
       A.G. Edwards & Sons Inc                             -1.57        47
       Nuveen Investments                                  -2.47        35
       J.P Morgan Securities Inc                          -10.69       133
       Prudential Securities                              -14.63        69
       Wachovia Securities (Old)                          -16.71        35
       Chase H&Q                                          -20.36       108
       UBS Warburg LLC                                    -23.08       163
       Raymond James                                      -25.58        31
       Merrill Lynch & Co                                 -26.37       478
       Credit Suisse First Boston                         -27.26       402
       CIBC World Markets                                 -28.43        97
       Deutsche Bank Securities                           -31.57       197
       Lehman Brothers                                    -31.72       212
       Goldman, Sachs & Co                                -32.36       401
       Salomon Smith Barney Inc                           -32.39       385
       Morgan Stanley                                     -32.57       342
       Banc of America Securities                         -35.52       133
       Painewebber Inc (Old)                              -37.25        39
       U.S Bancorp Piper Jaffray Inc                      -37.29        50
       Donald. Lufkin & Jenrette (Old)                    -38.62       168
       Bear, Stearns & Co                                 -43.35       152
       Roth Capital Partners LLC                          -50.62        26
       SG Cowen Securities Corp                           -53.06        38
       Robertson Stephens                                 -55.91       180
       Thomas Weisel Partners LLC                         -67.30        32

5 YEAR AFTERMARKET PERFORMANCE
1/01/1998 - 12/31/2002
IPOS AND SECONDARIES ONLY
NON-WEIGHTED AFTER-MARKET PERFORMANCE
MORE THAN 25 TRANSACTIONS

---------------------------------------------------------------------------
     POS. MANAGER                           %CHANGE - OFFER TO CURRENT  NO.
--------------------------------------------------------------------------
        1 FRIEDMAN, BILLINGS, RAMSEY*                        3.80       60
        2 Legg Mason Wood Walker Inc                         2.96       27
        3 A.G. Edwards & Sons Inc                            2.34       47
        4 Nuveen Investments                                -2.46       35
        5 UBS Warburg LLC                                  -16.18      163
        6 J.P Morgan Securities Inc                        -18.11      133
        7 Wachovia Securities (Old)                        -18.40       35
        8 Morgan Stanley                                   -19.36      342
        9 Goldman, Sachs & Co                              -19.40      401
       10 Bear, Stearns & Co                               -19.68      152
       11 Merrill Lynch & Co                               -22.29      478
       12 Salomon Smith Barney Inc                         -22.52      385
       13 Chase H&Q                                        -23.72      108
       14 Raymond James                                    -23.77       31
       15 Painewebber Inc (Old)                            -25.32       39
       16 Credit Suisse First Boston                       -26.47      402
       17 Prudential Securities                            -27.03       69
       18 CIBC World Markets                               -28.45       97
       19 Lehman Brothers                                  -29.70      212
       20 Deutsche Bank Securities                         -29.94      197
       21 Banc of America Securities                       -31.60      133
       22 U.S Bancorp Piper Jaffray Inc                    -37.51       50
       23 Roth Capital Partners LLC                        -38.63       26
       24 Robertson Stephens                               -42.21      180
       25 Donald. Lufkin & Jenrette (Old)                  -42.56      168
       26 SG Cowen Securities Corp                         -47.06       38
       27 Thomas Weisel Partners LLC                       -56.28       32

*WITH DIVIDENDS AND INSTITUTIONAL PRIVATE PLACEMENTS OUR INTERNAL
CALCULATIONS INDICATE A WEIGHTED RETURN OF 24.36% AND
A NON-WEIGHTED RETURN OF 22.66%

                                      # # #

Proxy Information

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. In addition, FBR Group, FBR Asset and Forest Merger Corporation will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about FBR Group and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209,
Attention: Investor Relations.


Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002. Additional information is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive preliminary joint proxy statement/prospectus when it is filed with the SEC.